V2X, Inc.

7901 Jones Branch Drive, Suite 700
McLean, VA 22102

September 8, 2022

VIA EMAIL & EDGAR

Jennie Beysolow
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	V2X, Inc. (the “Company”) Registration Statement on Form S-3 (Registration No. 333-267223)

Dear Ms. Beysolow:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-267223) be accelerated by the Securities and Exchange Commission to 2:00 p.m. Eastern Time on September 12, 2022 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call or e-mail to P. Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122 or michelle.gasaway@skadden.com and that such effectiveness also be confirmed in writing.

Very truly yours,

V2X, Inc.

By:	/s/ Kevin T. Boyle
Name:	Kevin T. Boyle
Title:	Chief Legal Officer, General Counsel & Corporate Secretary

cc:	Skadden, Arps, Slate, Meagher & Flom LLP P. Michelle Gasaway